SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                        ---------------------------


                                SCHEDULE TO
                               (RULE 14D-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                        ---------------------------


                             DIME BANCORP, INC.
                     (Name of Subject Company (Issuer))

                      NORTH FORK BANCORPORATION, INC.
                          FLEET BOSTON CORPORATION
                    (Name of Filing Persons (Offerors))

                  COMMON STOCK, $0.01 PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                00025429 Q1
                   (CUSIP Number of Class of Securities)


      JOHN ADAM KANAS                            WILLIAM C. MUTTERPERL, ESQ.
        CHAIRMAN, PRESIDENT                       EXECUTIVE VICE PRESIDENT,
   AND CHIEF EXECUTIVE OFFICER                  SECRETARY AND GENERAL COUNSEL
  NORTH FORK BANCORPORATION, INC.                 FLEET BOSTON CORPORATION
     275 BROAD HOLLOW ROAD                           ONE FEDERAL STREET
    MELVILLE, NEW YORK 11747                    BOSTON, MASSACHUSETTS  02110
        (631) 298-5000                                (617) 346-4000
               (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on behalf of Filing Persons)

                                 Copies to:

     WILLIAM S. RUBENSTEIN, ESQ.                   ROBERT L. TORTORIELLO, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP             DAVID LEINWAND, ESQ.
         4 TIMES SQUARE                      CLEARY, GOTTLIEB, STEEN & HAMILTON
     NEW YORK, NEW YORK 10036                        ONE LIBERTY PLAZA
       (212) 735-3000                           NEW YORK, NEW YORK  10006
                                                     (212) 225-2000

                         CALCULATION OF FILING FEE

Transaction Valuation*: $1,770,361,776     Amount of Filing Fee**: $354,072.00

* ESTIMATED FOR PURPOSES OF CALCULATING THE AMOUNT OF THE FILING FEE ONLY IN ACCORDANCE WITH RULES 0-11(D) AND 0- 11(A)(4) UNDER THE SECURITIES EXCHANGE ACT OF 1934, BASED UPON (A) $14.125, THE AVERAGE OF THE HIGH AND LOW PRICE PER SHARE OF DIME BANCORP, INC. COMMON STOCK ON MARCH 8, 2000 AS REPORTED ON THE NEW YORK STOCK EXCHANGE COMPOSITE TRANSACTION TAPE, MULTIPLIED BY (B) 125,335,347, REPRESENTING THE MAXIMUM NUMBER OF SUCH SHARES THAT MAY BE EXCHANGED IN THE OFFER (AS DEFINED BELOW).

** ONE-FIFTIETH OF 1% OF THE VALUE OF THE TRANSACTION. THE ENTIRE AMOUNT OF THE FILING FEE HAS BEEN OFFSET BY THE AMOUNT OF THE FILING PREVIOUSLY PAID BY NORTH FORK BANCORPROATION, INC. AS DESCRIBED BELOW.

|X| CHECK THE BOX IF ANY PART OF THE FEE I OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.


AMOUNT PREVIOUSLY PAID: $375,252.00        FILING PARTY: NORTH FORK
                                                         BANCORPORATION, INC.
FORM OR REGISTRATION NO.: FORM S-4         DATE FILED:   MARCH 14, 2000

| |  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
     COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:


     |x|    THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
     | |    ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
     | |    GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
     | |    AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: | |



          THIS TENDER OFFER STATEMENT ON SCHEDULE TO (THIS "SCHEDULE TO") RELATES TO THE OFFER (THE "OFFER") BY NORTH FORK BANCORPORATION, INC., A DELAWARE CORPORATION ("NORTH FORK"), TO EXCHANGE EACH ISSUED AND OUTSTANDING SHARE OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "DIME SHARES"), OF DIME BANCORP, INC., A DELAWARE CORPORATION ("DIME"), FOR
0.9302 SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "NORTH FORK SHARES"), OF NORTH FORK AND $2.00 IN CASH, ON THE TERMS AND SUBJECT TO THE CONDITIONS DESCRIBED IN THE PROSPECTUS FILED AS EXHIBIT (A)(1) HERETO.

          NORTH FORK HAS FILED A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM S-4 RELATING TO THE NORTH FORK SHARES TO BE ISSUED TO STOCKHOLDERS OF DIME IN THE OFFER (THE "REGISTRATION STATEMENT"). THE TERMS AND CONDITIONS OF THE OFFER ARE SET FORTH IN THE PROSPECTUS WHICH IS A PART OF THE REGISTRATION STATEMENT (THE "PROSPECTUS"), AND THE RELATED LETTER OF TRANSMITTAL, WHICH ARE EXHIBITS (A)(1) AND (A)(2) HERETO.

         ALL OF THE INFORMATION IN THE PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL, AND ANY PROSPECTUS SUPPLEMENT OR OTHER SUPPLEMENT THERETO RELATED TO THE OFFER HEREAFTER FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY NORTH FORK, IS HEREBY INCORPORATED BY REFERENCE IN ANSWER TO ITEMS 2 THROUGH 11 OF THIS SCHEDULE TO.

         FLEET BOSTON CORPORATION ("FLEETBOSTON") IS A FILING PERSON FOR PURPOSES OF THIS SCHEDULE TO, AND INFORMATION REGARDING FLEETBOSTON THAT WOULD BE REQUIRED TO BE INCLUDED IF FLEETBOSTON WERE A "BIDDER" IN CONNECTION WITH THE OFFER FOR PURPOSES OF THE APPLICABLE RULES UNDER THE SECURITIES EXCHANGE ACT OF 1934 HAS BEEN INCLUDED IN THIS SCHEDULE TO. HOWEVER, FLEETBOSTON DISCLAIMS THAT IT IS A "BIDDER" IN THE OFFER, AND NEITHER THE FACT THAT FLEETBOSTON IS A FILING PERSON NOR THE INCLUSION OF SUCH INFORMATION SHOULD BE TAKEN AS AN ADMISSION TO THAT EFFECT. FLEETBOSTON HAS NOT PROVIDED ANY OF THE INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS SCHEDULE TO, OTHER THAN THE INFORMATION RELATING SOLELY TO FLEETBOSTON, ITS DIRECTORS AND EXECUTIVE OFFICERS AND THEIR RESPECTIVE ASSOCIATES AND SUBSIDIARIES CONTAINED IN EXHIBIT (I)(1) HERETO AND ITEMS 3, 5, 6, 7 AND 8 HEREOF.

ITEM 1.  SUMMARY TERM SHEET.

         Information is disclosed to security holders in a prospectus meeting the requirements of Rule 421(d) of the Securities Act of 1933.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

          (c) During the last five years, none of North Fork, or, to the best of its knowledge, any of the persons listed on Schedule A to the Prospectus has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         During the last five years, none of FleetBoston or, to the best of its knowledge, any of the persons listed on Exhibit (i)(1) hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violations of federal or state securities laws.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          (a) There were no transactions during the past two years between FleetBoston (including, to the best of its knowledge, any director or executive officer of FleetBoston) and Dime or any of its affiliates that are not natural persons, the aggregate value of which was more than 1% of Dime's consolidated revenues for (i) the fiscal year when the transaction occurred or (ii) the past portion of the current fiscal year for transactions in the current fiscal year.

         (b) There were no negotiations, transactions or material contacts during the past two years between FleetBoston (including, to the best of its knowledge, any subsidiaries of FleetBoston and any director or executive officer of FleetBoston) and Dime or its affiliates concerning any of the matters specified in points (1) through (6).

ITEM 6.  PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

         (c) Other than as set forth in the Prospectus, FleetBoston has no further plans, proposals or negotiations concerning any of the matters specified in points (1) through (7).

ITEM 7.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         As described in the Prospectus, FleetBoston and North Fork have entered into a stock purchase agreement, pursuant to which FleetBoston has agreed to purchase from North Fork, in connection with the Offer, preferred stock and common stock purchase rights for aggregate consideration of $250,000,000 in cash. It is currently anticipated that the funds required for the purchase of the preferred stock and rights by FleetBoston will be obtained from general funds available to FleetBoston and its affiliates.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) As of the date hereof, neither FleetBoston nor, to the best of its knowledge, any directors or executive officers of FleetBoston or any of their respective associates or majority-owned subsidiaries beneficially owns any Dime Shares. As of the date hereof, Fleet National Bank (111 Westminster Street, Providence, Rhode Island 02903), a subsidiary of FleetBoston, may be deemed to have had beneficial ownership of 5,100 Dime shares, which shares were held in a fiduciary capacity. FleetBoston disclaims beneficial ownership of all such shares. As of the date hereof, William F. Connell, a director of FleetBoston, has beneficial ownership of 2,740 Dime Shares and options to acquire 19,180 Dime Shares, which options are currently exercisable. Such aggregate number of Dime Shares represents approximately .02% of the outstanding Dime Shares (based on the number of Dime Shares outstanding as of December 31, 1999, as reported in the Joint Proxy Statement/ Prospectus of Dime and Hudson United Bancorp, which forms part of the Registration Statement on Form S-4 filed by Dime and Hudson United Bancorp with the Securities and Exchange Commission on February 9,
2000). These are the shares and options into which shares and options of North American Mortgage Company ("North American") held by Mr. Connell were converted in connection with the merger of North American and Dime on October 15, 1997. Mr. Connell served as a director of North American at the time of the merger.

         (b) There have been no transaction in Dime Shares effected by NorthFork or, to the best of its knowledge, any director or executive officer or any associate or majority-owned subsidiary of NorthFork, during the past 10 days.

         There have been no transactions in Dime Shares effected by FleetBoston or, to the best of its knowledge, any director or executive officer or any associate or majority-owned subsidiary of FleetBoston, during the past 60 days.

ITEM 12.  EXHIBITS.

(a)(1) Prospectus relating to North Fork Shares to be issued in the Offer (incorporated by reference from North Fork's Registration Statement on Form S-4 filed on March 14,
                  2000).

(a)(2) Form of Letter of Transmittal (incorporated by reference to exhibit 99.1 to North Fork's Registration Statement on Form S-4 filed on March 14, 2000).

(a)(3) Form of Notice of Guaranteed Delivery (incorporated by reference to exhibit 99.2 to North Fork's Registration Statement on Form S-4 filed on March 14, 2000).

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to exhibit 99.3 to North Fork's Registration Statement on Form S-4 filed on March 14, 2000).

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to exhibit 99.4 to North Fork's Registration Statement on Form S-4 filed on March 14, 2000).

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
                  (incorporated by reference to exhibit 99.5 to North Fork's Registration Statement on Form S-4 filed on March 14, 2000).

(a)(7) Form of Letter to Participants in the North American Mortgage Company Retirement and 401(k) Savings Plan (incorporated by reference to exhibit 99.6 to North Fork's Registration Statement on Form S-4 filed on March 14, 2000).

(a)(8) Form of Letter to Participants in the Retirement 401(k) Investment Plan of Dime Bancorp, Inc. (incorporated by reference to exhibit 99.7 to North Fork's Registration Statement on Form S-4 filed on March 14, 2000).

(a)(9) Form of Letter to Participants in the Lakeview Savings Bank Employee Stock Ownership Plan (incorporated by reference to exhibit 99.8 to North Fork's Registration Statement on Form S-4 filed on March 14, 2000).

(b)(1) Stock Purchase Agreement, dated as of March 5, 2000, by and between Fleet Boston Corporation and North Fork Bancorporation, Inc. (incorporated by reference to exhibit 10.1 to North Fork's Registration Statement on Form S-4 filed on March 14, 2000).

(i)(1) Information Concerning the Members of the Board of Directors and the Executive Officers of Fleet Boston Corporation.


                               EXHIBIT INDEX
EXHIBIT
NUMBER            DESCRIPTION

(a)(1) Prospectus relating to North Fork Shares to be issued in the Offer (incorporated by reference from North Fork's Registration Statement on Form S-4 filed on March 14,
                  2000).

(a)(2) Form of Letter of Transmittal (incorporated by reference to exhibit 99.1 to North Fork's Registration Statement on Form S-4 filed on March 14, 2000).

(a)(3) Form of Notice of Guaranteed Delivery (incorporated by reference to exhibit 99.2 to North Fork's Registration Statement on Form S-4 filed on March 14, 2000).

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to exhibit 99.3 to North Fork's Registration Statement on Form S-4 filed on March 14, 2000).

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to exhibit 99.4 to North Fork's Registration Statement on Form S-4 filed on March 14, 2000).

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
                  (incorporated by reference to exhibit 99.5 to North Fork's Registration Statement on Form S-4 filed on March 14, 2000).

(a)(7) Form of Letter to Participants in the North American Mortgage Company Retirement and 401(k) Savings Plan (incorporated by reference to exhibit 99.6 to North Fork's Registration Statement on Form S-4 filed on March 14, 2000).

(a)(8) Form of Letter to Participants in the Retirement 401(k) Investment Plan of Dime Bancorp, Inc. (incorporated by reference to exhibit 99.7 to North Fork's Registration Statement on Form S-4 filed on March 14, 2000).

(a)(9) Form of Letter to Participants in the Lakeview Savings Bank Employee Stock Ownership Plan (incorporated by reference to exhibit 99.8 to North Fork's Registration Statement on Form S-4 filed on March 14, 2000).

(b)(1) Stock Purchase Agreement, dated as of March 5, 2000, by and between Fleet Boston Corporation and North Fork Bancorporation, Inc. (incorporated by reference to exhibit 10.1 to North Fork's Registration Statement on Form S-4 filed on March 14, 2000).

(i)(1) Information Concerning the Members of the Board of Directors and the Executive Officers of Fleet Boston Corporation.


                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement relating to it is true, complete and correct.

Dated: March 15, 2000


                                  NORTH FORK BANCORPORATION, INC.


                                  By: /s/ John Bohlsen
                                      -------------------------------
                                     Name:  John Bohlsen
                                     Title: Vice Chairman of the Board
                                            of Directors


                                  FLEET BOSTON CORPORATION


                                  By: /s/ William C. Mutterperl
                                      ---------------------------------
                                      Name:  William C. Mutterperl
                                      Title: Executive Vice President,
                                             Secretary and General Counsel